KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

VIA EDGAR

November 30, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Mr. Matthew Crispino

Re:        KludeIn I Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed November 10, 2022

File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 21, 2022, regarding the Amendment No. 3 to Registration Statement on Form S-4 submitted to the Commission on November 10, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 3 to Form S-4 filed November 10, 2022

Basis of Presentation and Glossary, page 2

1.	Your revised definition of the Aggregate Transaction Proceeds appears to indicate that in certain circumstances the Minimum Cash Condition may be as low as zero ($0) at closing. However, your definition of Minimum Cash Condition still refers to a Minimum Cash Condition of $95 million. Please revise your discussion of Minimum Cash Condition throughout the filing or explain. Also, tell us, and revise your disclosures as necessary to clarify, whether the maximum redemption scenario in your pro forma financial statements assumes a Minimum Cash Condition of $95 million or some other amount, and provide the calculations as of the pro forma balance sheet date included in your next amendment that support your assumption.

The Company acknowledges the Staff’s comment, and it has revised its disclosure on pages 2 and 4 of the Registration Statement. Additionally, we refer the Staff to the language included in the description of the contractual maximum redemption scenario throughout the Registration Statement which notes that it represents the “maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition,” which is defined to be $95 million (subject to the terms set forth in the definition of “Minimum Cash Condition”).

The amount of cash and cash equivalents required to fulfill the Minimum Cash Condition was calculated by taking $95,000,000 and subtracting the $71,000,000 of Permitted Debt which will be credited to the minimum cash, leaving a required $24,000,000 of minimum cash to fulfill the Minimum Cash Condition in the contractual maximum redemption scenario.

2.	Revise here to define Permitted Debt.

The Company acknowledges the Staff’s comment, and it has revised its disclosure on page 4 of the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, page 177

3.	It appears from Near's historical financial statements that accumulated other comprehensive loss (AOCL) is impacted by foreign currency translation adjustments. As such, please explain further how the Financing Agreement and the repayment of existing debt had a $6.4 million impact on AOCL.

The Company acknowledges the Staff’s comment, and it has revised its disclosure on page 182 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Of Near

Overview, page 213

4.	Revise your Overview discussion to focus on material events, uncertainties or trends that have had or are reasonably expected to have an impact on your financial condition, liquidity and results of operations rather than repeating information that is already available in the Business section disclosures immediately preceding your MD&A. Refer to Item 303(a) of Regulation S-K.

The Company acknowledges the Staff’s comment, and it has revised its disclosure on pages 224, 225, 226 and 233 of the Registration Statement.

Key Performance Metric - Net Revenue Retention, page 215

5.	We note your response to prior comment 5. Please revise any reference to net revenue retention rate throughout the filing to clarify that such measure is based on pro forma revenue.

The Company acknowledges the Staff’s comment, and it has revised its disclosure on pages 226 and 227 of the Registration Statement.

Near Intelligence Holdings Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

23. Subsequent events, page F-126

6.	Please revise to disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1(a). You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

The Company acknowledges the Staff’s comment, and it has revised its disclosure in Note 24 - Subsequent events on pages F-128 and F-129.

****

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer
KludeIn I Acquisition Corp.

cc:  Ellenoff Grossman & Schole LLP

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